Filed Pursuant to Rule 424(b)(3)
Registration No. 333-96657

Supplement dated May 22, 2003 to Prospectus dated August 13, 2002

     On May 19, 2003, our board of directors authorized an additional dividend, in addition to the base dividend rate, so that the annualized dividend rate will be 9.5% on the Series E-7 Preferred Stock, beginning with the dividend period starting May 1, 2003. Therefore, effective for the record date of June 5, 2003, the dividend rate on the preferred stock will be 9.5% annually until further action is taken by the board. This resolution may be eliminated at any time by our board of directors, in which case dividends would be determined as described in the prospectus.

     This description of the dividend rate for the preferred stock supercedes any inconsistent description contained in this prospectus.